EXHIBIT 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP ANNOUNCES ACTIONS TO ADDRESS FINANCIAL IMPACTS OF COVID-19

Montreal, Quebec. April 20, 2020—Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) announced today that the COVID-19 pandemic has adversely impacted, and is expected to continue to adversely impact, the Company’s operations for at least as long as the Company’s stores remain closed. As previously announced, the Company’s stores have been closed across Canada since March 18, 2020. As a result of these store closures, the Company has experienced significant declines in sales, including a year-over-year decline of approximately 70% for the period from March 18 to April 16, 2020. Government officials and public health professionals at both the Federal and Provincial levels in Canada have recently extended store closures and social distancing guidelines to protect Canadians, and therefore the Company’s stores will remain closed until further notice in accordance with government directives. The Company continues to offer concierge services by telephone and to operate its e-commerce business as certain provincial governments have designated e-commerce as an “essential service” which, along with the operations in support thereof, are allowed to operate.

“In these unprecedented and challenging times, all of the Maison Birks stores remain closed, contributing to a significant decline in revenue,” said Jean-Christophe Bédos, Birks Group’s President and Chief Executive Officer. “This unanticipated situation has forced us to make difficult decisions to ensure that Birks Group is positioned to emerge from this global crisis. The strength of our brand and the steps we have taken, will enable us to weather this storm.”

As a result of these developments, Birks Group has taken various actions in an attempt to mitigate the financial impact of COVID-19. The Company has temporarily laid off over 80% of its employees without pay, implemented temporary base salary reductions of 20% for its executive officers and reduced its workweek by 20% for most of those employees who remain active. The Company will continue to provide health benefits to its employees who have been temporarily laid off.

Birks Group has also taken actions to reduce its marketing expenses by approximately 57% for the first quarter of fiscal year 2021, significantly reduced its discretionary spending, negotiated extended credit terms with its vendors and rent relief with its landlords, and postponed over $2.4 million of capital expenditures through the first quarter of fiscal year 2021. The Company’s Board of Directors has also temporarily reduced its compensation by 20%.

Birks Group’s business is particularly sensitive to reductions in discretionary spending by consumers. To date, this outbreak has caused, and is continuing to cause, significant disruption in the financial markets both globally and in Canada, which could lead to a decline in discretionary spending by consumers, and which could in turn impact, possibly materially, the Company’s business, sales, financial condition and results of operations. The Company cannot predict the degree to, or the time period over, which its sales and operations will be affected by this outbreak, and the effects could be material. The Company continues to operate through its revolving credit facility, but COVID-19 has resulted in significant disruption of global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty in the circumstances, the Company is pursuing other actions to enhance its liquidity position, which could include entering into new credit facilities, to the extent available.

Birks Group continues to monitor this situation closely, and will take decisive and measured action as appropriate based on guidance provided by governmental authorities. In these circumstances, there may be developments outside of the Company’s control requiring it to adjust its operating plan. The further spread of COVID-19, and the requirements to take action to limit the spread of the illness, will impact the Company’s ability to carry out its business as usual and may materially adversely impact global economic conditions, the Company’s business, results of operations and financial condition.

The Maison Birks flagships stores in Montréal, Toronto and Vancouver, as well as the Brinkhaus store (Calgary) and Graff & Patek Philippe (Vancouver) stores, are closed. However, we have a concierge service that is available for clients who need assistance. Clients are able to continue shopping from their home either at MaisonBirks.com or by phone at +1 (855) 873-7373 and benefit from direct complimentary shipping to their door.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 27 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces, and gifts. Additional information can be found on the Company’s web site, www.birks.com

Forward Looking Statements

This press release contains certain “forward-looking” statements. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares, (ii) economic, political and market conditions, including the economies of Canada and the U.S., which are adversely affecting the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the equity markets and decreases in consumer discretionary spending, and, the lack of store traffic and tourism; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (v) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.